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Media Release

Roche

05012714

Basel, 16 November 2005

MabThera – a unique approach providing lasting benefits for patients with rheumatoid arthritis

Comprehensive long-term clinical success achieved in difficult-to-treat patients following just two administrations, two weeks apart

Roche today announced positive results of the phase III REFLEX study, evaluating the efficacy and safety of MabThera in patients with rheumatoid arthritis (RA), who have had an inadequate response to anti-TNF biologic therapy. The data were presented today at the American College of Rheumatology meeting in San Diego, California and demonstrate that MabThera (rituximab) significantly improved all efficacy measures of rheumatoid arthritis for six months following a single course of just two administrations. MabThera provided relief to almost three times as many patients compared to placebo. Currently these difficult-to-treat patients, who represent at least 30% of all those treated with existing biologic therapy, are left with few treatment alternatives.

These data herald the start of a unique way to treat RA, a common condition affecting over 21 million people worldwide, in which the immune system attacks the joints, often causing severe swelling, pain, fatigue and disability. Traditionally, biologic therapy is focussed on blocking the action of an immune system molecule called TNF while MabThera is the first and only RA treatment to target specific types of immune cells, called B cells. B cells play a key role in the chain of inflammatory events that ultimately lead to the damage of bone and cartilage in the joints, characteristic of RA. Moreover, MabThera's long-term treatment success was achieved following just two administrations, two weeks apart, providing a highly convenient regimen.

Presenting the results, Dr Stanley Cohen, M.D. Lead REFLEX investigator and Clinical Professor, Department of Internal Medicine at the University of Texas Southwestern Medical School, Dallas, commented, "These data will be of great interest to both physicians and patients, since they

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suggest that MabThera may offer patients the opportunity of at least six months relief of their symptoms with just two infusions. We observed MabThera responses as being consistently greater across the broad range of measures we looked at, in particular tender and swollen joint counts and fatigue."

Significant improvements across all symptom parameters

The results of the six-month analysis show that MabThera in combination with methotrexate (MTX), a standard RA treatment, was highly effective, producing statistically significantly higher response rates compared to MTX plus placebo: 51% of patients achieved 20% improvement in signs and symptoms (ACR20[i]), compared to 18% with MTX alone. The difference in the two groups was apparent after 8 weeks and sustained for the duration of the study after only two infusions of MabThera, two weeks apart. Over the six-month period, more than five times as many patients in the MabThera group achieved a 50% improvement in signs and symptoms compared to MTX alone (ACR50: 27% vs 5%), and twelve times more MabThera patients achieved a 70% improvement (ACR70: 12% vs 1%).

Safety consistent with earlier studies

Overall the MabThera regimens were well tolerated. Adverse events experienced were consistent with those noted in earlier studies of MabThera in RA. The most frequently reported adverse events in the study were primarily infusion-related, comparable to placebo and mild-to-moderate in intensity. Serious adverse events were similar in both treatment groups (7% in the MabThera group and 10% in the placebo group).

About rheumatoid arthritis and MabThera

Rheumatoid arthritis is an autoimmune disease characterised by inflammation that leads to stiff, swollen and painful joints. Current treatments include disease-modifying anti-rheumatic drugs (DMARDs) and biologic therapy such as the anti-TNF drugs.

MabThera is a first-in-class therapy that selectively targets B cells early in the inflammatory cascade of rheumatoid arthritis. B cells are known to play a key role in the inflammation associated with rheumatoid arthritis and MabThera breaks the inflammatory cascade of RA – a series of reactions inflaming the synovia and leading to the cartilage loss and bone erosion that is characteristic of the disease, and may provide an innovative new treatment even in the most difficult-to-treat patients. MabThera has a strong heritage in the treatment of a form of lymphatic cancer called non-Hodgkin's lymphoma (NHL) where over 730,000 patients have been treated

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worldwide with MabThera over the last 8 years.

About the study

REFLEX (Randomised Evaluation oF Long-term Efficacy of RituXimab in RA) is a pivotal phase III study evaluating the efficacy and safety of rituximab in combination with methotrexate (MTX) in patients with the most difficult-to-treat RA – those with long-standing, severe disease who have failed to respond or are intolerant to anti-TNF therapy (based on lack of response or toxicity in accordance with the FDA approved dosage and administration guidelines for the use of anti-TNF therapy). A total of 520 patients were randomised in this multi-centre, double-blind, placebo-controlled trial. Patients received either a single treatment course of just two infusions of MabThera two weeks apart (1000 mg i.v. on days 1 and 15), or placebo infusions, in combination with continuing MTX and a two-week course of glucocorticoids. The study was conducted as part of the overall development programme in RA.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Reference:

1. The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20 or 50% level of reduction (the percentage of reduction of RA symptoms) is represented as ACR20, ACR50 or ACR70. An ACR70 response is exceptional for existing treatments and represents a significant improvement in a patient's condition.

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp

Media Release

Roche

Basel, 16 November 2005

Roche and Gilead end dispute on influenza drug Tamiflu

Strong commitment of both companies to further enhance collaboration

Gilead and Roche today announced the companies have ended their dispute related to the companies' 1996 Development and License Agreement. Under the terms of the amended agreement, Roche and Gilead will establish a joint committee to oversee the coordination of global manufacturing – including the consideration of third party licenses for manufacturing – and a joint committee to coordinate the commercialization of Tamiflu for seasonal sales in the most important markets including the United States. Gilead will also have the option to co-promote Tamiflu in specialised areas in the United States.

William M. Burns, CEO Roche Pharmaceuticals Division, commented: "The redefined agreement with Gilead is an important step. Together, Roche and Gilead will be able to focus their efforts even more on making sure that the needs for this medicine can be met, both for the treatment and prevention of seasonal influenza as well as for the worldwide stockpiling for pandemic plans."

"The global threat of a potential avian flu pandemic has challenged governments, public health officials and the pharmaceutical industry to join together in partnership for the purpose of establishing a comprehensive plan to combat this deadly disease. Beyond this threat, seasonal influenza outbreaks result in hundreds of thousands of deaths each year around the world. We have ended our dispute with Roche in an effort to work together, with the utmost diligence, to address this global public health need," said John C. Martin, PhD, President and CEO, Gilead Sciences. "As the inventor and the company that devised the manufacturing process for Tamiflu, Gilead looks forward to partnering our expertise with that of Roche, serving as an additional resource to support this important product."

Roche has agreed to waive the pre-existing contractual cost of goods adjustments from all future

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royalty calculations. Gilead's royalty on net sales of Tamiflu is unchanged and will range from 14 to 22 percent, depending on the volume of sales in each year. Based on actual sales for the first nine months of 2005 and estimated pandemic sales for the fourth quarter, Gilead anticipates receiving a blended royalty for Roche's full year 2005 Tamiflu sales in the range of 18 to 19 percent. As a result, Roche will also pay Gilead 62.5 million US dollars in retroactive royalty adjustments to account for the elimination of the cost of goods adjustment for 2004 and for the first three quarters of 2005. In addition, Gilead will retain 18.2 million US dollars that had been paid by Roche under protest in respect of disputed royalty calculations for sales in the period from 2001 through 2003.

About Tamiflu

Tamiflu (oseltamivir), the only oral antiviral for the treatment and prevention of influenza A and B, was invented by Gilead and licensed to Roche in 1996. Tamiflu is designed to be active against all clinically relevant influenza viruses. When neuraminidase is inhibited, the virus is not able to spread to and infect other cells in the body. Key international research groups have demonstrated, using animal models of influenza, that Tamiflu is effective against the avian H5N1 strain circulating in the Far East. As a result, more governments are stockpiling Tamiflu, therefore Roche is expanding a collaborative production network to meet the increasing demand. So far, Roche has received and/or fulfilled orders from around 50 countries. The manufacturing process for Tamiflu is complex and lengthy. Additional information about Tamiflu is available on the Internet (www.roche.com/med_mbftamiflu.pdf).

About Gilead

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The company's mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Australia. Additional information about Gilead Sciences is available on the Internet (www.gilead.com).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs

roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information

- Roche Health Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
- WHO – avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Media Release

roche

Basel, 16 November 2005

Bonviva intravenous injection for postmenopausal osteoporosis confirmed effective over 2 years

Potential to bring benefits of bisphosphonate therapy to more women

An intravenous (I.V.) injection of the new osteoporosis drug called Bonviva (ibandronate), administered every two or three months, has been shown to be highly effective and well- tolerated over two years[1]. These results, from the DIVA study, were presented at the annual meeting of the American College of Rheumatology in San Diego, USA and suggest that the I.V. formulation of ibandronate may offer an effective alternative for a select group of women with postmenopausal osteoporosis who are unable to take oral bisphosphonates.

Pierre Delmas, Professor of Medicine and Rheumatology and Director of the INSERM Research Unit in Lyon commented on the implication of these results: "These findings are very exciting, as they confirm Bonviva I.V. injection has the potential to bring the long term bone strengthening benefits of bisphosphonate therapy to those women who are unable to stay upright for the required length of time* or have another medical condition which means they are unable to take an oral bisphosphonate. In addition, the clinician can be certain that the patient receives a therapeutic dose as part of an ongoing treatment regimen."

DIVA (Dosing IntraVenous Administration) studied the efficacy, safety and tolerability of two novel I.V. regimens - 2mg every two months or 3mg every three months. When compared to the once- daily oral formulation of ibandronate (which in previous studies has been shown to reduce the risk of vertebral fracture in women with postmenopausal osteoporosis by 62% over three years) both I.V. ibandronate regimens:

- Demonstrated significantly greater increases in bone mineral density (BMD) at the lumbar spine
- Showed consistently greater increases in BMD at all hip sites measured
- Were well-tolerated, with similar overall rates of adverse events

The most common side effects for I.V. ibandronate were bone, muscle or joint pain, flu-like illness and headache.[1] Ibandronate I.V. injection is administered as a 15-30 second injection.

Regulatory files have been submitted to both the US and the European Union Health Authorities.

This announcement comes soon after the EU Commission granted marketing authorization (September 15th) for the unique once-monthly oral formulation of Bonviva. Approval was based on the 2-year results of a phase III study called MOBILE (Monthly Oral iBandronate In LadiEs). These results are also being presented at the ACR meeting. The 2-year results from MOBILE show that the monthly dose of Bonviva provides a significantly superior increase in BMD at the lumbar spine compared to the daily dose. The monthly dose of Bonviva was also well- tolerated, which is an important consideration for women taking medication for the long-term.[2]

Both the monthly oral and I.V. formulations represent important advances in the treatment of osteoporosis, as many patients discontinue daily and weekly osteoporosis therapy for convenience reasons. This may help to explain why more than half the patients with postmenopausal osteoporosis stop taking their once-daily or once-weekly bisphosphonate treatment within a year[3], foregoing the bone-building benefits these drugs can only provide over time.[4]

About Bonviva I.V. injection

The regulatory submissions for Bonviva I.V.injection include the first year results of the DIVA study, released in July 2004. The NDA for Boniva I.V. injection was submitted to the FDA in the US in December 2004. The MAA for Bonviva I.V. injection was submitted to the EMEA in Europe in April 2005. Bonviva I.V. injection is administered as a 15-30 second injection, making it simple and convenient for administration.

About DIVA

DIVA (Dosing IntraVenous Administration) is a multinational, randomised, double-blind, active control multicentre study in 1,395 women with postmenopausal osteoporosis aged between 55 and 80 years of age. DIVA aims to compare the safety, efficacy and tolerability of the approved oral daily ibandronate 2.5mg regimen with two novel I.V. regimens: 2mg every two months and 3mg every three months, with lumbar spine BMD at one year as the primary endpoint.

The two-year findings from the study were presented at the ACR meeting. BMD at the lumbar spine increased more in the 2mg and 3mg I.V. dosing groups than in the daily oral dosing group (6.4 % and 6.3 % vs. 4.8 %, respectively). As at 1 year, the I.V. regimens were shown to be at least as good as the daily regimen (margin at year 2: 1.3%) and both I.V. regimens were actually superior ($p<0.001$) to the oral regimen. Substantial increases in bone density at the hip were also observed, and were also greater in the I.V. groups than in the oral daily regimen (3.4 % and 3.1 % vs. 2.2%, respectively). Clinically relevant decreases in bone breakdown (as measured by the biochemical marker of bone resorption, serum CTX) were observed in all three treatment groups. Both I.V. regimens were well tolerated.

About MOBILE

MOBILE (Monthly Oral iBandronate In LadiEs) is a randomised, double-blind trial comparing the efficacy and safety of monthly oral doses of ibandronate (100mg on a single day; 100mg as separate 50mg doses on two consecutive days; or 150mg on a single day) versus the oral daily regimen (2.5mg), approved by the FDA and European Commission, in 1,609 women with postmenopausal osteoporosis. The primary endpoint was analysed at 1 year. One year results from MOBILE were recently published in the Journal of Bone and Mineral Research and full two year results were presented at the Annual European Congress of Rheumatology, Vienna, Austria 8-11 June 2005.

Roche/GSK Collaboration

In December 2001, F. Hoffmann-La Roche Ltd (Roche) and GlaxoSmithKline (GSK) announced their plans to co-develop and co-promote Bonviva for the treatment and prevention of postmenopausal osteoporosis in a number of major markets, excluding Japan. The Roche/GSK collaboration provides expertise and commitment to bringing new osteoporosis therapies to market as quickly as possible.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with

numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

About GSK

GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Further information:

Roche Health Kiosk, osteoporosis: www.health-kiosk.ch/start_osteo.htm

GSK website: www.gsk.com

*Bisphosphonates are taken according to a very strict treatment regime which involves remaining upright and not eating, drinking (except water) or taking other medications for a period of time before and after the therapy has been taken.

References

1. Emkey R, Zaidi M, Lewiecki EM, Burdesk A, Mairon N, *et al.* Two-year efficacy and tolerability of intermittent intravenous ibandronate injections in postmenopausal osteoporosis: the DIVA study. Abstract presented at the *Annual Meeting of the American College of Rheumatology*, 12-17 November, 2005, San Diego, USA.
2. Cooper C, Delmas PD, Felsenburg D, Hughes C, Mairon N *et al.* Two-year efficacy and tolerability of once monthly oral ibandronate in postmenopausal osteoporosis: the MOBILE study. Abstract presented at the *Annual European Congress of Rheumatology*, Vienna, Austria 8-11 June 2005.
3. DIN-LINK data, Compufile Ltd, December 2004. NB. Patients are excluded from the analysis at the point where they stop taking therapy altogether or have failed to comply fully.
4. Sebaldt R, Shane L, Pham B, *et al.* Impact of non-compliance and non-persistence with daily bisphosphonates on longer-term effectiveness outcomes in patients with osteoporosis treated in tertiary specialist care. J Bone Miner Res 2004;19 (Suppl. 1): (Abstract M423)

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp